Earnings Presentation | 2Q26 1 2Q26 Earnings Presentation August 2026 Rule of 50 in action

Earnings Presentation | 2Q26 2 1. CEO Overview 2. Business Overview 3. Financial Performance João Vitor Menin | Global CEO Alexandre Riccio | Brazil CEO Santiago Stel | SVP CFO Agenda

Earnings Presentation | 2Q26 3 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 39.3 41.3 43.1 44.0 45.3 1 5.0 2 0. 2 5.0 3 0. 3 5.0 4 0. 4 5.0 11 49 91 151 183 206 243 275 287 315 336 374 395 421 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 4 50 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Note: Definitions are in the Glossary section of this Earnings Presentation. Net Income Total Clients Highlights 2Q26 +16.3% ROE +240 Basis Points YoY +31.7% Net Revenue Growth YoY Rule of 50 in action

Earnings Presentation | 2Q26 4 CEO Overview João Vitor Menin | Global CEO

Earnings Presentation | 2Q26 5 Rule of 50 in action Total Net Revenue growth (YoY) ROE1 31.7% 16.3% + = Rule of 50 48% AppendixBusiness UpdateCEO Overview Financial Performance Rule of 50 ROE Buffer zone Profitability Growth Net Revenue Growth Rule of 50 trajectory In % 37.6% 45.8% 45.0% 48.0% ~50% 4.2% 11.1% 13.8% 16.3% 2023 2024 2025 2Q26 2026E 2027E 2028E 2029E Note: Definitions are in the Glossary section of this Presentation. Note 1: Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

Earnings Presentation | 2Q26

inter

# Inter by Design delivering sustainable and profitable growth

| +3.0x | +2.3x | -32p.p. | +18p.p. |
|---|---|---|---|
| Gross Revenue Growth since 3Q22 | Active Clients Growth since 3Q22 | Efficiency Ratio[1] Improvement since 3Q22 | ROE[2] Expansion since 3Q22 |

**Sustainable** Revenue Growth × **Scalable** Distribution Capabilities × **Unique** Cost Efficiencies = **Profitable Growth**

**Note**: Definitions are in the Glossary section of this Presentation. 3Q22 comparison: based on the announcement of 603030 plan. **Note 1**: Excluding taxes on interest on own capital. **Note 2**: Return on Average Equity.

CEO Overview Business Update Financial Performance Appendix 6

Earnings Presentation | 2Q26 7 4. 2% 7. 8% 3. 2% 2. 0% 0 .1% 1. 5% 0 .4% 9.6% 8.6% 7.7% 4.2% 2.5% 2.0% 0.7% Home Equity PF PIX Transactions FX Transactions Tesouro Direto Investing Private Payroll Credit Cards TPV Mortgage Loans 3Q22 Market Share In % Inter's flywheel getting stronger every quarter Current + 54 5 b p s + 28 b p s + 44 6 b p s + 31 b p s + 21 7 b p s 2 6 Note 1: Total number PIX transactions in 1Q26 and 3Q22 excluding transactions made outside de SPI. Market data from Banco Central do Brasil. Note 2: Total Home Equity PF Portfolio in March/2026 and September/2022. Market data from ABECIP. Note 3: Market data from Banco Central do Brasil, from June/2026 and September/2022. Note 4: Tesouro Direto Balance. Market data from Tesouro Transparente: June/2026 and September/2022. Note 5: Creditl Cards TPV in 1Q26 and 3Q22, market data from ABECS. Note 6: Amount of FX Transfers to Abroad from 3Q25 and 2Q22 Data from Banco Central do Brasil. + 24 1 b p s AppendixBusiness UpdateCEO Overview Financial Performance + 57 b p s 1 4 3 5 3

Earnings Presentation | 2Q26 8 Growing opportunity as we deepen and expand our addressable market AppendixBusiness UpdateCEO Overview Financial Performance Cards Personal Others Mortgage Payroll Auto Home Equity, FGTS & Others Rural SME/Corporate 0.7 0.5 0.1 1.4 0.8 0.4 0.2 0.7 2.0 Brazilian Loan Market – June 20261 67% Unsecured3 Personal Loans Top 5 Banks Market Share2 Δ 2019 - 2026 -10 p.p. 82% Secured4 Personal Loans -6 p.p. R$1.3 Trillion R$ 2.7 Trillion R$2.6 Trillion Unsecured3 Personal Loans Secured4 Personal Loans SME/Corporate + Rural 65% SME/Corporate + Rural -11 p.p. Source: Banco Central do Brasil and Inter. Note 1: Excludes development bank loans, following Banco Central do Brasil's classification. Note 2: According to IF Data, Loans to Individuals. Note 3: Non-collateralized: credit card loans + personal loans that aren’t payroll linked or has any guarantees. Note 4: Collateralized: Loans and advancements to clients – Non-collateralized.

Earnings Presentation | 2Q26

# Our strongest quarter ever

## Rule of 50 in action

## 1st quarter of:

**Gaining Scale**

**R$100+ bn** in Total Assets

**Expanding Margin**

Double-digit **NIM**

**Creating Value**

Surpassed capital **neutrality**



**Note:** Definitions are in the Glossary section of this Earnings Presentation.

CEO Overview Business Update Financial Performance Appendix 9

Earnings Presentation | 2Q26 10 Business Update Alexandre Riccio | Brazil CEO

Earnings Presentation | 2Q26 11 0 10 20 30 40 50 60 70 80 90 100 110 12 0 1 4 7 10 13 16 19 22 25 28 31 55.3% 55.9% 56.9% 57.2% 57.7% 57.9% 58.0% 58.6% 58.3% 18.4 19.5 20.6 21.6 22.7 23.9 25.0 25.8 26.4 33.3 34.9 36.1 37.7 39.3 41.3 43.1 44.0 45.3 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 4 0. 4 5.0 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Total Number of Clients In millions Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Active clients with credit products as of 2Q26. Client growth fueling a stronger and more active base Active clients AppendixBusiness UpdateCEO Overview Financial Performance Quarters of Relationship Gross ARPAC By Cohort In R$, monthly +R$100 Mature Gross ARPAC R$59 Avg. Gross ARPAC 2Q26 2Q18 ˜45MM Total Clients ˜9MM Credit Clients Record ARPAC driven by increase in credit penetration 10 20 +R$10 in early ARPAC from newer cohorts 1

Earnings Presentation | 2Q26 12 18.1 18.7 19.6 18.2 19.1 20.2 21.2 21.0 22.2 30.4 32.5 33.6 31.4 32.3 33.2 35.1 34.1 35.5 12.3 13.8 14.0 13.1 13.1 13.1 13.8 13.1 13.2 44.7 47.2 49.3 50.0 53.7 56.8 58.5 57.0 58.6 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Margin per Active Client (Net of Interest Expenses) Net ARP AC Cost to Serve Gross ARPAC ARPAC and CTS Evolution In R$, monthly Increasing monetization with stable CTS Note: Definitions are in the Glossary section of this Earnings Presentation. AppendixBusiness UpdateCEO Overview Financial Performance

Earnings Presentation | 2Q26 13 Cards + PIX TPV per Active Client In R$ thousand, monthly Cards + PIX TPV1 In R$ billions % YoY 12.3 12.9 14.1 13.7 14.6 15.6 16.9 16.5 17.2 12.0 12.6 13.7 13.2 13.9 14.2 15.8 14.3 15.2 266 294 337 315 346 383 430 396 420 290 320 364 342 374 412 462 427 453 - 2 0 .0 4 0 .0 6 0 .0 8 0 .0 1 0 .0 1 20 .0 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Credit Debit Pix Quarters of relationship R$ 1.8 trillion 2Q26 Run Rate High activation levels translating into strong TPV growth Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Scale of PIX volume was reduced to fit on page. Note 2: Market data from Banco Central do Brasil, excluding transactions outside of SPI. AppendixBusiness UpdateCEO Overview Financial Performance ˜9% PIX transactions Market Share2 +31 bps YoY +5 bps QoQ 0 2 4 6 8 10 12 14 1 3 5 7 9 11 13 15 17 19 21 23 Th o us an d s 2Q26 1Q20

14 Earnings Presentation | 2Q26 Expanding credit card profit margins 8.2; 78.5% 8.6; 79.5% 9.6; 80.9% 9.6; 78.5% 10.1; 78.0% 10.7; 76.8% 11.7; 76.9% 11.7; 74.8% 11.9; 74.3% 1.4; 13.7% 1.5; 13.6% 1.4; 12.1% 1.5; 12.4% 1.6; 12.5% 1.8; 12.8% 2.0; 13.0% 2.2; 14.4% 2.4; 14.9% 0.8; 7.9% 0.7; 6.9% 0.8; 6.9% 1.1; 9.1% 1.2; 9.5% 1.5; 10.4% 1.5; 10.1% 1.7; 10.8% 1.7; 10.8% 10.5 10.8 11.8 12.3 13.0 14.0 15.3 15.6 16.0 - 2 .0 4 .0 6 .0 8 .0 1 0. 1 2.0 1 4.0 1 6.0 1 8.0 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Credit Card Portfolio Breakdown In R$ billion Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Credit Card Interest Income presented in Note 24 to the Financial Statements. YoY Credit Cards reshaping strategy evolving and expanding margins +64% Credit Card Interest Income1 YoY Growth +25% Active Clients With Credit Card YoY Growth Increasing product penetration among active clients AppendixBusiness UpdateCEO Overview Financial Performance

15 Earnings Presentation | 2Q26 Private Payroll delivering strong growth 2.5% Market Share4 in Jun/26 R$4.5k Average ticket¹ 0.2 1.9 2.5 2.8 0 .0 0 .5 1 .0 1 .5 2 .0 2 .5 3 .0 2Q25 4Q25 1Q26 2Q26 200 447 570 629 Private Payroll Portfolio In R$ billions, active clients in thousands 3.7x Higher ARPAC3 than Inter’s Average client 33 months Average term² AppendixBusiness UpdateCEO Overview Financial Performance Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Portfolio divided by the total number of Private Payroll Clients. Note 2: Balance-Weighted Average of the Private Payroll loan portfolio. Note 3: Gross ARPAC. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 4: Market data from Banco Central do Brasil, from June/2026. New Private Payroll Insurance +30% Marginal ROE

16 Earnings Presentation | 2Q26 Total Business Clients In millions 2.8x Higher ARPAC than Inter’s average2 Business accounts is a significant opportunity AppendixBusiness UpdateCEO Overview Financial Performance 11.7% of Brazil’s companies has an account at Inter3 15% QoQ 2Q26 Portfolio1 growth Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: SMB and Agribusiness loan. Note 2: Gross ARPAC. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 3: Considering all companies in Brazil according to Painéis do Mapa de Empresas from the Brazilian Government as of June/2026. 2.4 2.5 2.6 2.8 2.9 1 .0 1 .2 1 .4 1 .6 1 .8 2 .0 2 .2 2 .4 2 .6 2 .8 3 .0 2Q25 3Q25 4Q25 1Q26 2Q26 Payments Investments Acquiring Cards & Many More +24% Duplicata Escritural (under testing)

Earnings Presentation | 2Q26

# Two engines to drive fee income growth

## Commissions-related growth

**Banking**
Subscription Plans to be launched

**Investments**
Advisory for high income clients

**Inter Ads**
Ads launched in June

## Credit-related growth

**Interchange**
Higher growth on Credit Credit TPV

**Acquiring**
Inter Pag growth

**Insurance**
Private Payroll insurance



**Note**: Definitions are in the Glossary section of this Earnings Presentation. **Note 1**: Credit interchange and other revenue that are credit-related, such as some insurance products

CEO Overview Business Update Financial Performance Appendix 17

18 Earnings Presentation | 2Q26 Ecosystem strength validated by accelerating product adoption Note 1: Existing products before 1Q19, however, the actual number of active clients starts only from 1Q20 in order to fit the graph. Note 2: Excluding clients that has only “CDB Meu Porquinho” linked products. Older Products 0 1 2 3 4 5 6 7 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 Quarters of relationship Active Clients per Product In millions A ct iv e C lie nt s 19.0 PIX 19.1 Inter Loop 5.5 Piggy Bank 22.3 Deposits 8.9 Debit Card1 3.5 FGTS Loan 6.1 Fixed Income (CDB1,2) 2.0 Savings Dep.1 5.2 Credit Cards1 Newer Products AppendixBusiness UpdateCEO Overview Financial Performance

Earnings Presentation | 2Q26 19 Financial Performance Santiago Stel | SVP CFO

Earnings Presentation | 2Q26 20 1,042; 70% 1,164; 69% 1,258; 68% 1,363; 74% 1,470; 73% 1,623; 75% 1,819; 76% 1,882; 77% 2,044; 78% 437; 30% 512; 31% 586; 32% 475; 26% 534; 27% 539; 25% 579; 24% 559; 23% 593; 22% 1,479 1,676 1,844 1,838 2,003 2,162 2,398 2,441 2,637 2,404 2,684 2,963 3,162 3,567 3,977 4,294 4,346 4,589 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 3 ,50 0 4 ,0 00 4 ,5 00 5 ,0 00 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Revenue In R$ millions Diversified revenue streams delivering consistent compounding growth Note: Definitions are in the Glossary section of this Earnings Presentation. AppendixBusiness UpdateCEO Overview Financial Performance

Earnings Presentation | 2Q26 21 10.5% 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 14.9% 14.5% 4.3% 3.2% 6.0% 8.4% 3.8% 2.5% 2.4% 7.9% 5.8% 0. 0% 2. 0% 4. 0% 6. 0% 8. 0% 10. 0% 12. 0% 14. 0% 16. 0% 8.24% 8.68% 8.74% 8.84% 9.07% 9.28% 9.57% 9.54% 10.12% 4.91% 5.16% 5.30% 5.51% 5.56% 5.62% 5.92% 5.58% 5.86% 3. 00% 4. 00% 5. 00% 6. 00% 7. 00% 8. 00% 9. 00% 10. 00% 11.0 0% 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 NIM 2.0 NIM1 In % NIM 2.0 Risk-Adjusted Average CDI of the Quarter Annualized IPCA of the Quarter Asset ÷ Equity²9.0x8.9x8.4x7.9x7.7x 9.4x 9.5x Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio. Note 2: Total assets/ Total shareholder's equity. 9.5x 9.7x AppendixBusiness UpdateCEO Overview Financial Performance NIM growth reflecting our execution capability

Earnings Presentation | 2Q26 22 1.79 1.73 1.73 1.73 1.77 1.83 1.93 1.93 1.97 1 .72 1 .7 1 .82 1 .87 1 .92 1 .97 Expanded Loan Portfolio1 & Loan per active client In R$ billion & in R$ thousands 7.6; 21.6% 8.0; 22.4% 8.2; 21.8% 8.9; 22.4% 10.0; 23.2% 11.1; 23.8% 12.1; 23.7% 12.8; 24.2% 12.9; 23.3% 9.7; 27.8% 10.3; 28.8% 11.3; 29.8% 12.2; 30.6% 13.3; 31.1% 14.5; 31.3% 16.2; 31.7% 17.3; 32.8% 18.2; 32.9% 5.2; 14.9% 4.7; 13.1% 4.3; 11.4% 4.0; 10.1% 4.0; 9.3% 4.3; 9.2% 4.7; 9.2% 4.1; 7.8% 4.7; 8.5% 10.5; 30.1% 10.8; 30.2% 11.8; 31.2% 12.3; 30.8% 13.0; 30.3% 14.0; 30.1% 15.3; 29.9% 15.6; 29.5% 16.0; 28.9% 33.0 33.7 35.6 37.4 40.2 43.8 48.3 49.8 51.9 34.9 35.7 37.8 39.8 42.9 46.4 51.0 52.9 55.4 2.0; 6% 2.0; 5% 2.2; 6% 2.4; 6% 2.6; 6% 2.6; 6% 2.8; 5% 3.1; 6% 3.5; 6.3% - 1 0. 0 2 0 .0 0 3 0 .0 0 4 0 .0 0 5 0 .0 0 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Strong credit growth combined with disciplined capital allocation QoQ YoY AppendixBusiness UpdateCEO Overview Financial Performance Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Expanded Loan Portfolio = Loans and advancements to costumers, gross of provision expenses + private securities. Note 2: Total gross loan portfolio divided by total active clients. Note 3: SMB includes Agribusiness loans. Note 4: Personal includes payroll deductible loans, overdraft, credit card renegotiations, FGTS, Private Payroll, and other loans. Note 5: Home Equity, business and individuals’ portfolio, Mortgage and US Mortgage. Note 6: Private Securities = Debentures, Certificates of Real Estate Receivables, Investment Fund Quotas, Certificates of Agricultural Receivables, Commercial Promissory Notes, Fixed-Term Deposit with Special Guarantee, Rural Product Bill, Financial Bills, Bank Deposit Certificates, Agribusiness Credit Bills (LCA), Real Estate Credit Bills (LCI), and Development Bills of Credit.

Earnings Presentation | 2Q26

inter

# Sound asset quality amid fast portfolio growth

## NPLs[1]
In %


5.0% 5.1% 4.9% 4.6% 4.6% 4.5% 4.7% 5.1% 5.3%
NPL > 90 days
4.8% 4.8% 4.7% 4.4% 4.4% 4.4% 4.5% 4.8% 5.0%
NPL > 90 days (expanded portfolio)
2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26


4.3% 4.1% 4.0% 4.3% 4.1% 4.1% 4.0% 4.6% 4.8%
NPL 15 to 90 days
4.0% 3.9% 3.8% 4.0% 3.9% 3.8% 3.8% 4.3% 4.5%
NPL 15 to 90 days (expanded portfolio)
2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26

## Credit Cards NPL > 90 Days per Cohort[2]
In %


1Q26
4Q21
3 4 5 6 7 8 9 10 11 12
Months of Relationship

## NPL and Stage 3 Formation
In %


1.67% 1.87% 1.85% 1.66% 1.60% 1.65% 1.95% 1.99% 2.12%
1.55% 2.00%
1.65% 1.65% 1.23% 1.21% 1.52% 1.46% 1.62% 1.69% 1.83%
1.54% 1.74%
2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26
NPL Formation
NPL Formation (expanded portfolio)
Stage 3 Formation
Stage 3 Formation (expanded portfolio)

## All-in Cost of Risk[3] & Coverage Ratio[4]
In %


4.7% 4.9% 4.8% 4.6% 5.0% 5.4% 5.3% 5.6% 5.9%
Cost of Risk
4.6% 4.7% 5.2% 5.0% 5.1% 5.5%
Cost of Risk Excl. Private Payroll
130% 130% 136% 143% 143% 146% 141% 137% 134%
Coverage Ratio
2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26

**Note:** Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Considering Gross Loan Portfolio. **Note 2:** Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. **Note 3:** Considering Gross Loan Portfolio and securities that generates provision expenses. **Note 4:** Considering "Provision for expected credit losses on loan commitments".

CEO Overview Business Update Financial Performance Appendix 23

Earnings Presentation | 2Q26 24 Private Payroll asset quality reflecting a product in maturity NPL > 90 YoY Bridge In % Systemic solution to be launched soon Delinquency is primarily driven by the loss of linkage when clients change jobs AppendixBusiness UpdateCEO Overview Financial Performance Note 1: Reflects the net impact of NPL variation across all other credit portfolios, including credit card, SMB, home equity, and mortgages. 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 2Q25 Private Payroll Other Combined Effects¹ 2Q26 4.4% 5.0%+12 bps +53 bps ROE accretive +30% marginal ROE Private Payroll Insurance to be launched soon

Earnings Presentation | 2Q26 25 15.1; 32% 15.9; 32% 17.6; 32% 16.5; 28% 17.1; 28% 18.4; 27% 20.2; 28% 19.1; 26% 20.0; 26% 18.8; 39% 21.2; 42% 23.0; 42% 25.1; 42% 27.3; 44% 30.9; 45% 32.4; 44% 33.1; 45% 34.8; 45% 8.5; 18% 9.0; 18% 9.9; 18% 10.7; 18% 11.4; 18% 12.2; 18% 14.1; 19% 15.0; 20% 16.2; 21% 5.3; 11% 4.1; 8% 4.5; 8% 6.8; 12% 6.4; 10% 6.4; 9% 6.1; 8% 6.9; 9% 6.2; 8% 47.8 50.3 55.1 59.1 62.2 67.9 72.9 74.1 77.2 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 1.85 1.90 1.98 1.93 1.96 2.06 2.11 2.02 2.08 1 .7 1 .7 1 .8 1 .8 1 .9 1 .9 2 .0 2 .0 2 .1 2 .1 2 .2 Funding, Funding per Active Client and Loans over Deposits In R$ billions, in R$ thousands & in % High-growth and diversified funding franchise Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Includes savings deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and on lending). Note 3: Excluding “Conta com Pontos” balance. Note 4: Includes “Conta com Pontos” balance and demand deposits. Note 5: Total deposits/(Total funding excluding eligible capital instruments). AppendixBusiness UpdateCEO Overview Financial Performance 69% 67% 65% 63% 65% 65% 67% 68% 68% 6 0% 6 5% 7 0% 7 5% 8 0%

Earnings Presentation | 2Q26 26 Cost of Funding1 In %, annualized Low cost of funding sustaining competitive advantages 10.5% 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 14.9% 14.5% 6.8% 6.8% 7.1% 8.3% 9.4% 10.2% 9.8% 9.5% 9.6% 64.3% 65.4% 64.2% 63.8% 64.8% 68.2% 65.6% 64.1% 65.9% 2.0% 7.0% 12.0% 17.0% 22.0% 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 AppendixBusiness UpdateCEO Overview Financial Performance Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Average CDI daily rate during the quarter.

Earnings Presentation | 2Q26 27 Expenses¹ In R$ millions 403; 61% 475; 60% 496; 59% 528; 64% 540; 62% 543; 60% 589; 58% 618; 62% 623; 60% 204; 31% 259; 33% 284; 34% 235; 28% 257; 29% 285; 31% 313; 31% 285; 29% 303; 29% 53; 8% 53; 7% 61; 7% 67; 8% 77; 9% 85; 9% 112; 11% 93; 9% 110; 11% 660 787 841 831 873 913 1,015 996 1,036 - 2 0 0 4 0 0 6 0 0 8 0 0 1 ,0 0 1 ,2 0 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Controlled expenses while we keep scaling our business AppendixBusiness UpdateCEO Overview Financial Performance Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Administrative Expenses”.

Earnings Presentation | 2Q26 28 62.4% 53.4% 51.7% 51.4% 47.7% 47.6% 50.4% 48.5% 48.3% 47.1% 45.2% 45.5% 43.8% 42.1% 4 0. 0% 4 5. 0% 5 0. 0% 5 5. 0% 6 0. 0% 6 5. 0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 SG&A 100 97 103 105 105 111 132 141 139 147 153 170 167 174 113 124 128 138 145 163 181 180 194 212 234 238 258 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Efficiency Ratio2 In % Revenue and Expenses In %, index in a 100 basis Inter Pag acquisition Net Revenue IOC adjusted1 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Revenues minus tax expenses except taxes related to interest on own capital . Note 2: Excluding taxes on interest on own capital. Operating leverage in action with expenses growing well below revenues AppendixBusiness UpdateCEO Overview Financial Performance

Earnings Presentation | 2Q26 29AppendixBusiness UpdateCEO Overview Financial Performance Net Income ROE Net Income & ROE In R$ millions and in % ROA Note: Definitions are in the Glossary section of this Earnings Presentation. A track record of sustainable and compounding results ROTE (Excluding only goodwill) 11 49 91 151 183 206 243 275 287 315 336 374 395 421 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 0.7% 3.0% 5.5% 9.0% 10.0% 10.6% 12.3% 13.7% 14.1% 15.2% 15.5% 16.4% 16.8% 17.6% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% 12.9% 13.9% 14.2% 15.1% 15.5% 16.3% 1.57%1.52%1.53%1.46%1.50%1.42%1.28%1.19%1.05%0.70%0.40% 1.60% 1.67%0.10%

Earnings Presentation | 2Q26 30 Surpassing capital neutrality at Banco Inter AppendixBusiness UpdateCEO Overview Financial Performance CET1 Ratio In % 11.6% +0.8 p.p.-0.1 p.p. 12.2% -0.4 p.p. -0.3 p.p. 11.5% 10.0% 10.5% 11.0% 11.5% 12 .0% 12 .5% 13 .0% March/2 6 CE T1 Ba nco Int er Pr ofit Cr edit & Operational Risk June/2 6 Operational JCP t o the Holding MTM & Ot her Impacts Jun/2 6 CE T1 3.8 3.8 1.6 1.6 2.3 5.5 7.8 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 9 .0 Banco Inter Inter&Co +70 bps Basel Ratio – Banco Inter S.A. In % Reference Equity In R$ billions 19.3% 17.0% 15.2% 14.7% 14.4% 13.3% 12.0% 11.6% 11.5% 0.6% 0.6% 1.2% 1.3% 1.3% 1.8% 1.9% 1.7% 15.7% 14.6% 14.4% 14.0% 14.4% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Tier 1 Core Capital Tier 2 Capital Basel Ratio Tier 1 Perpetual 19.3%1 Basel Ratio Inter&Co Inc. +39% Source: Banco Inter Bacen GAAP Financial Statements. Note 1: CET1 ratio variation in the quarter due to Banco Inter profit and variation of credit and operational risk.

Earnings Presentation | 2Q26 31 Appendix

Earnings Presentation | 2Q26 32 Balance Sheet (In R$ million) Income Statement (In R$ million) AppendixBusiness UpdateCEO Overview Financial Performance

Earnings Presentation | 2Q26 33 Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate” , “project” , “predict” , “plan” , “believe” , “can” , “expectation” , “anticipate” , “ intend” , “aimed” , “potential” , “may” , “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20F. The numbers for our key metrics Unit Economics), which include active users, as average revenue per active client ARPAC, cost to serve CTS, are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL  90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume GMV, Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP  Non-int. CC Receivables 1.0, Net Interest Margin IEP 2.0, Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP  Non-int. CC Receivables 1.0, Risk Adjusted Net Interest Margin IEP 2.0, Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. AppendixBusiness UpdateCEO Overview Financial Performance

Earnings Presentation | 2Q26

# Non-IFRS measures and KPIs

**Activation Rate:**

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

**Active clients:**

We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

**Annualized interest rates:**

Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

**Anticipation of credit card receivables:**

Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

**ARPAC gross of interest expenses:**

$$\frac{(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards}) + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

**ARPAC net of interest expenses:**

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

**ARPAC per quarterly cohort:**

Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

**Basel ratio:**

$$\frac{\text{Referential equity}}{\text{Risk weighted assets}}$$

**Card+PIX TPV:**

PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

**Card+PIX TPV per active client:**

Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

**Cost of funding:**

$$\frac{\text{Interest expenses} \times 4}{\text{Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others)}}$$

CEO Overview Business Update Financial Performance Appendix 34

Earnings Presentation | 2Q26

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# Non-IFRS measures and KPIs

**Cost of funding normalized by business days:**

$$\frac{\text{Interest expenses} \times 4 \div \text{business days in the quarter} \times 63}{\text{Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others)}}$$

**Cost of risk:**

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of: Loans and advances to customers} + \text{Commercial promissory notes} + \text{Certificates of agricultural receivables} + \text{Certificates of real estate receivables} + \text{Debenture (Fair value through other comprehensive income)} + \text{Ruralproduct bill} + \text{Debentures (Amortized cost)} + \text{Investment fund quotas} + \text{Certificates of real estate receivables} + \text{Debentures} + \text{Bank deposit certificates} + \text{Certificates of agricultural receivables} + \text{Agribusiness credit bills} + \text{Commercial promissory notes} + \text{Real estate credit bills (Fair value through profit or loss)}}$$

**Cost-to-serve (CTS):**

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} + \text{Depreciation and Amortization}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

**Coverage ratio:**

$$\frac{\text{Provision for expected credit loss} + \text{Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

**Earning portfolio (IEP):**

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

**Efficiency ratio:**

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expenses} + \text{Taxes on interest on own capital}}$$

**Expanded Loan Portfolio:**

Expanded Loan Portfolio considers "Loan Portfolio" + "Private Securities"

**Fee income ratio:**

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

**Funding:**

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and on-lending

**Global Clients:**
Includes Brazilian Global Account clients, US clients and international investors.

**Gross loan portfolio:**

Loans and Advance to Customers + Loans to financial institutions

**Gross merchandise volume (GMV):**
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

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Earnings Presentation | 2Q26

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# Non-IFRS measures and KPIs

**Gross take rate:**

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

**Loan portfolio:**

Loans and Advance to Customers, gross of provision for expected losses

**Margin per active client gross of interest expenses:**

$$\text{ARPAC gross of interest expenses} - \text{Cost to Serve}$$

**Margin per active client net of interest expenses:**

$$\text{ARPAC net of interest expenses} - \text{Cost to Serve}$$

**Net fee income:**

Net result from services and commissions + Other Revenue + Revenue foreign exchange

**Net interest income:**

$$\text{Interest Income} + \text{Interest Expenses} + \text{Income from securities} + \text{Income from derivatives}$$

**Net revenue:**

Net interest income + Net fee income

**Net revenue IOC adjusted:**

Net interest income + Net fee income + Taxes on interest on own Capital

**NIM 2.0 - IEP Only:**

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents} + \text{Amounts due from financial institutions, net of provisions for expected credit losses} + \text{Deposits at Central Bank of Brazil} + \text{Securities, net of provisions for expected losses} + \text{Derivative financial assets} + \text{Loans and advances to customers, net of provisions for expected credit losses)} - \text{Interbank deposits}}$$

**NPL 15 to 90 days - Excluding Credit Card Receivables:**

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers}}$$

**NPL > 90 days - Excluding Credit Card Receivables:**

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers}}$$

**NPL formation:**

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

**Primary Banking Relationship:**

A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

**Private Securities:**

Private Securities comprise the following instruments: Debentures, Certificates of Real Estate Receivables, Investment Fund Quotas, Certificates of Agricultural Receivables, Commercial Promissory Notes, Fixed-Term Deposit with Special Guarantee, Rural Product Bill, Financial Bills, Bank Deposit Certificates, Agribusiness Credit Bills (LCA), Real Estate Credit Bills (LCI), Development Bills of Credit, and FIDC Fund Quotas.

≡ CEO Overview Business Update Financial Performance Appendix 36

Earnings Presentation | 2Q26

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# Non-IFRS measures and KPIs

**Return on Average Assets (ROA):**

$$\frac{(\text{Profit (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total assets}}$$

**Return on Average Equity (ROE):**

$$\frac{(\text{Profit (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

**Return on Average Tangible Equity Excluding Only Goodwill (ROTE):**

$$\frac{(\text{Profit (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity} - \textit{goodwill}}$$

**Risk-Adjusted NIM 2.0:**

$$\frac{\begin{pmatrix}\text{Net interest income and income from securities, derivatives and foreign exchange} \\ -\text{Impairment losses on financial assets}\end{pmatrix} \text{x } 4}{\begin{matrix}\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents } + \text{ Amounts due from financial institutions,} \\ \text{net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for} \\ \text{expected losses + Derivative financial assets } + \text{ Loans and advances to customers, net of provisions for expected} \\ \text{credit losses - Interbank deposits } - \text{ Credit card transactor portfolio)}\end{matrix}}$$

**SG&A:**

Administrative Expenses + Personnel Expenses + Depreciation and Amortization

**Securities:**

Income from securities and derivatives – Income from derivatives

**Stage 3 formation:**

$$\frac{\begin{matrix}\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} \\ +\text{Write} - \text{off change in the current quarter}\end{matrix}}{\text{Total loans and advance to customers in the previous quarter}}$$

**Total gross revenue:**

Interest income + (Revenue from services and commissions − Cashback expenses − Inter rewards) + Income from securities and derivatives + Other revenue

≡ CEO Overview Business Update Financial Performance Appendix 37

Earnings Presentation | 2Q26 38